SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

     MP FALCON GROWTH 2, LLC; MP VALUE FUND 6, LLC; MPF DEWAAY FUND 2, LLC;
  MP INCOME FUND 18, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.;
        MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP INCOME FUND 16, LLC;
              MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206
http://www.mpfi.com                            http://www.mpfi.com
-------------------                            -------------------

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                     Amount of
         Valuation*                                      Filing Fee

         $3,400,000                                       $430.78

* For purposes of calculating the filing fee only. Assumes the purchase of 100,000 Units at a purchase price equal to $34 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:            $430.78
         Form or Registration Number:       Schedule TO-T and Schedule TO-T/A's
         Filing Party:                      Bidder
         Date Filed:                        9-23-04; 10-5-04; 10-25-2004

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON GROWTH 2, LLC; MP VALUE FUND 6, LLC; MPF DEWAAY FUND 2, LLC; MP INCOME FUND 18, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; MACKENZIE SPECIFIED INCOME FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; and MP INCOME FUND 16, LLC (collectively the "Purchasers") to purchase up to 100,000 Units of limited partnership interest (the "Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2004, as amended October 5, 2004 and October 25, 2004 (the "Offer to Purchase") at a price of $34.00 per Unit, less the amount of any distributions declared or made with respect to the Units between October 22, 2004 (the "Offer Date") and November 5, 2004. The Offer terminated November 5, 2004. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 23,674 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 80,032 Units, or approximately 8.13% of the total outstanding Units.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 15, 2004

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH 2, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP VALUE FUND 6, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MPF DEWAAY FUND 2, LLC
By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP INCOME FUND 18, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 7, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President




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

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.;
By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MACKENZIE SPECIFIED INCOME FUND, L.P.
By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 5, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP INCOME FUND 16, LLC
By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

C.E. PATTERSON
----------------------------
/s/ C.E. Patterson




















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